July 23, 2010

VIA EDGAR

Jessica Plowgian, Esq.
Ms. Kathryn Jacobson
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C. 20549

Re:                             Koss Corporation
Form 10-K for the year ended June 30, 2009
Filed August 26, 2009
Form 10-Q for the fiscal period ended September 30, 2009
Filed November 6, 2009
Form 10-Q for the fiscal period ended December 31, 2009
Filed February 16, 2010
File No. 0-03295

Dear Mss. Plowgian and Jacobson:

Set forth below are Koss Corporation’s (the “Company”) responses to the comments in your March 8, 2010 letter.  As a preliminary matter, we note that many of the comments in your March 8, 2010 letter are effectively overtaken by subsequent events or were addressed in the amended periodic reports filed on June 30, 2010: Form 10-K/A for the year ended June 30, 2009 (the “Form 10-K/A”) and the Form 10-Q/As for the quarters ended September 30, 2009, December 31, 2009 and March 31, 2010 (each, a “Form 10-Q/A” and, together with the Form 10-K/A, the “Amended Reports”).  If further detail is suggested or if you have additional comments, we anticipate addressing them in our Form 10-K for the year ended June 30, 2010, which we expect to file ahead of its September 28, 2010 due date.

For your convenience, we have set out each of the comments set forth in the letter and follow each comment with the response of the Company.

Form 10-K for the Year Ended June 30, 2009

Consolidated Statements of Stockholders’ Investment

1.     Comment:    Tell us the nature of stock compensation expense included in the carrying amount of common stock with no corresponding increase in the number of shares. Additionally, please revise your presentation to segregate the carrying amount of common stock at par value from paid in capital.

Response:     The presentation was revised to segregate the carrying amount of common stock at par value from paid-in capital. The previous presentation showed the paid-in capital impact of stock option expense as an increase to common stock. Now that the paid-in capital and common stock are shown separately, no additional disclosure is deemed necessary.

Industry Segment Information, Foreign Sales and Significant Customers

2.     Comment:    Please disclose the revenues from external customers attributed to an individual foreign country, if material.  Additionally, please disclose the basis for attributing revenues from external customers to individual countries.  In this regard, we note on page eight that you receive a material portion of your revenues and profits from businesses in Canada and Europe.  Refer to ASC 280-10-50-41.

Response:     The vast majority of sales are from the US and Scandinavia.  Walmart is the largest customer in the US and that is disclosed.  A Scandinavian distributor was the second largest customer and that was disclosed in the Form 10-K/A.  For 2010, the Scandinavian distributor was our largest customer and it will be disclosed in the Form 10-K for the year ended June 30, 2010.

Liquidity and Capital Resources

3.     Comment:    We note your disclosure on page 22 that production tooling, which increased from $9.6 million in fiscal 2008 to $11.4 million in fiscal 2009, accounted for most of your capital expenditures.  Tell us the nature of the production tooling and the reason for the significant increase in fiscal 2009.  Additionally, tell us whether you expect production tooling to account for most of the budgeted capital expenditures for fiscal year 2010 and why.

Response:     Production tooling was a significant portion of the capital expenditures.  The production tooling is for variations to products and for preparation of new products expected to be introduced in 2011.  However, expenditures for product software for new products to be introduced in 2011 exceeded tooling expenditures. In the Amended Reports, the expenditures for product software development were segregated in the consolidated statements of cash flows.  In the consolidated balance sheets, the carrying amount for product software development costs were reported as an other asset and segregated from equipment and leasehold improvements.

4.     Comment:    We note your disclosure that you expect to generate sufficient funds through operations to fund your expected capital expenditures for the fiscal year 2010.  Expand your disclosure to address whether you anticipate generating sufficient funds to meet your anticipated working capital needs.  Please also provide a more detailed discussion of your ability to meet your long-term liquidity needs.  We consider “long-term” to be the period in excess of the next twelve months.  See Section III.C of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Response:     In the Form 10-K/A, the disclosure was not expanded because we were restating information through June 30, 2009.  We will expand our disclosures in the Form 10-K for the year ended June 30, 2010 to include discussion on our ability to meet long-term liquidity needs.

2009 Results of Operations Compared with 2008

5.     Comment:    Please expand your disclosure to describe the nature of your research and development efforts and why these doubled from $981,000 during fiscal 2008 to $1,948,000 during fiscal 2009.  In this regard, we note the absence of disclosure on new products or innovations in the business section.

Response:     The disclosure is revised to reflect the restated financial information.   In addition, we added discussion of new products and the expected timing for their introduction.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

6.     Comment:    Please expand your disclosure to account for the significant increases in accounts receivable, inventories other current assets which entailed a significant use of cash, despite declining sales.

Response:     The balances in the accounts were restated and the disclosure is revised to explain the changes.

Form 10-Q for the Quarterly Period Ended December 31, 2009

General

7.     Comment:    Please amend to include the required management certifications as Exhibits 31 and 31.

Response:     The required management certifications have been included in the Amended Reports.

Explanatory Note

8.     Comment:    Please revise your disclosure to explain how the company discovered evidence of the unauthorized transactions and explain why these transactions were not detected earlier.

Response:     The Explanatory Note of the Form 10-K/A, which supplements and is incorporated by reference into each of the Form 10-QAs, and Item 4 (Controls and Procedures) of each of the Amended Reports provide details about the discovery of the unauthorized transactions and the circumvention of the Company’s controls and procedures.

9.     Comment:    We note that you intend to file restated financial statements dating back to your Form 10-K for the year ended June 30, 2008.  We also note that the unauthorized transactions date back to fiscal 2005.  Explain why you are not restating your periodic reports covering these earlier periods.

Response:     The Company submitted a letter to the staff on May 7, 2010 setting forth the basis for the Company’s plan to file restated financial statements dating back to the Form 10-K for the year ended June 30, 2009, which would include audited financial statements for the years ended June 30, 2009 and 2008.  We were advised on May 20, 2010 that that the SEC staff did not object to the Company’s plan.

Liquidity and Capital Resources

10.  Comment:    Please revise your disclosure to identify the source of your increased cash and cash equivalents since December 31, 2009.

Response:     Disclosures are included in the Form 10-Q/A for the period ended March 31, 2010 to explain changes in working capital.

Controls and Procedures

11.  Comment:    We note your statement that “[i]t is possible for even the best control system to be circumvented by those with the intent, knowledge and opportunity to do so.”  We also note that your Form 10-Q does not contain financial statements, management certifications and other material information.  Please clarify the basis for management’s belief that the company’s system of disclosure controls and procedures provided “reasonable assurance” that they were effective in light of these material omissions; otherwise, revise to state that your disclosure controls and procedures were ineffective as of the quarter ended December 31, 2009.  Please comply with this comment for all periods covered by your amended filings.

Response:     The disclosure regarding the Company’s disclosure controls and procedures is revised in each of the Amended Reports.

12.  Comment:    We note that the company undertook “numerous actions” in response to the discovery of the unauthorized transaction.  We note the company’s statement that “no formal changes in the Company’s internal control over financial reporting during the Company’s most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”  Tell us why you do not consider your changes made in response to the unauthorized transactions “formal changes . . . that are expected to materially affect” your internal control over financial reporting.  We note that safeguarding of assets is a part of a company’s internal control over financial reporting.

Response:     The disclosure regarding the Company’s internal control over financial reporting has been revised in each of the Amended Reports.

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (414) 964-5000.

Very truly yours,

/s/ David D. Smith

David D. Smith
Chief Financial Officer

cc:   Mr. Michael Koss, Koss Corporation

Mr. John Garda, K&L Gates LLP

Mr. Alan Berkeley, K&L Gates LLP